Exhibit 99.1

Uranium Royalty Corp. Expands Physical Uranium Holdings

Vancouver, British Columbia, Canada, March 28, 2022 – Uranium Royalty Corp. (NASDAQ: UROY, TSX-V: URC) (“URC” or the “Company”) announces that it has made additional uranium concentrate purchase commitments totaling 200,000 lbs U3O8 at an average cost of US$58.40 per pound. Deliveries will be made in April/May 2022 to URC’s storage account with Cameco Corporation in Ontario, Canada. The purchase will be funded with cash on hand and available credit.

With these additions, URC will hold physical uranium inventories of 1,548,068 pounds, acquired at a weighted average price of US$42.20 per pound. The net realizable value of URC’s existing uranium inventories has increased by approximately US$25 million since acquisition based on the most recent daily spot price published by TradeTech LLC, being US$58.40 per pound.

As previously disclosed, URC has also contracted future purchase commitments of 500,000 pounds U3O8 through 2025 at a weighted average price of US$47.71 per pound.

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated August 18, 2021 to its short form base shelf prospectus dated June 16, 2021.

About Uranium Royalty Corp.

Uranium Royalty Corp. (URC) is the world’s only uranium-focused royalty and streaming company and the only pure-play uranium listed company on the NASDAQ. URC provides investors with uranium commodity price exposure through strategic acquisitions in uranium interests, including royalties, streams, debt and equity in uranium companies, as well as through holdings of physical uranium. The Company is well positioned as a capital provider to an industry needing massive investments in global productive capacity to meet the growing need for uranium as fuel for carbon-free nuclear energy. URC has deep industry knowledge and expertise to identify and evaluate investment opportunities in the uranium industry. The Company’s management and the Board include individuals with decades of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development and uranium sales and trading.

Contact: Scott Melbye – Chief Executive Officer Email: smelbye@uraniumroyalty.com Investor Relations: Toll Free: 1.855.396.8222 Email: info@uraniumroyalty.com Website: www.UraniumRoyalty.com	Corporate Office: 1030 West Georgia Street, Suite 1830, Vancouver, BC, V6E 2Y3 Phone: 604.396.8222

Neither the TSX-V nor its Regulation Services Provider (as that term is defined in policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.